Daniel J. Cerqueira dcerqueira@cravath.com T +212-474-1156 New York

March 26, 2024

Re:	Walt Disney Co Definitive Additional Soliciting Materials Filed March 21, 2024 File No. 001-38842

Dear Mr. Duchovny:

This letter is submitted on behalf of The Walt Disney Company (the “Company” or “Disney”) in response to a comment from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated March 22, 2024 with respect to a press release filed by the Company as soliciting material under Rule 14a-12 under the Securities Exchange Act of 1934, as amended, on March 21, 2024 (the “Press Release”).

In this letter, the Staff’s comment is indicated in italics, followed by the Company’s response thereto.

Definitive Additional Soliciting Materials

Press Release

1.
We note your disclosure that “...ISS agrees that Perlmutter’s involvement is ‘an unfortunate distraction’ and that he ‘may cast a baleful shadow over the Board’ if Peltz is elected.” (emphasis added) We note that ISS does not state that it agrees with the views described therein which ascribe the phrase “may cast a baleful shadow over the Board” to “the company and others.”  Please revise your disclosure to clarify ISS’s views as expressed in ISS’s report.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that ISS stated, without ascribing such phrase to others and as a concluding statement following a litany of facts supporting such view, that Mr. Perlmutter’s direct involvement is an unfortunate distraction.[1]  Therefore, the Company believes that this statement was an accurate representation of ISS’ views.  With respect to the reference to ISS stating that Mr. Perlmutter “may cast a baleful shadow over the Board”, in response to the Staff’s comment, the Company has revised the Press Release to remove such reference and has filed this revised press release as soliciting material under Rule 14a-12 under the Securities Exchange Act of 1934, as amended, on March 22, 2024 (the “Revised Press Release”).  The Company has also replaced the Press Release with the Revised Press Release in all websites managed by the Company where the Press Release was posted, and has discontinued any distribution or usage of the Press Release.

1For the Staff’s reference, the ISS report stated: “By most accounts, his separation from DIS was well warranted, as his clashes with other executives were well documented.  As such, Perlmutter’s direct involvement (he is listed as a participant in the solicitation) is an unfortunate distraction, and it makes it difficult to fully fault DIS for its defensive posture.” (ISS Report, page 4).

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at the number or email listed above.

Sincerely,

/s/ Daniel J. Cerqueira

Daniel J. Cerqueira

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Duchovny

Copy to:

Mr. Horacio Gutierrez
Senior Executive Vice President, Chief Legal and Compliance Officer
The Walt Disney Company
500 South Buena Vista Street,
Burbank, CA 91521

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